424 Church Street, Suite 800 Nashville, TN 37219 Telephone: 615-244-6538 Facsimile: 844-670-6009 http://www.dickinsonwright.com Frank Borger Gilligan fborgergilligan@dickinsonwright.com 615-780-1106

September 14, 2020

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

RE:	Wolverine Partners Corp. d/b/a Gage Cannabis Co.

Amendment to Draft Offering Statement on Form 1-A

Submitted September 14, 2020

CIK No. 0001810254

Dear Sir or Madam,

I am writing you on behalf of my client, Wolverine Partners Corp. d/b/a Gage Cannabis Co. (the “Corporation”), and the above-referenced Amended Offering Statement, to inform you of a revision to the share classes being offered by the Corporation, and to advise you of the submission of the required written consent on behalf of the Corporation’s independent auditor, MNP, LLP.

Offering of Subordinate Voting Shares

As indicated in its initial filings, submitted for confidential review, the Corporation intended to offer up to 571,428 proportionate voting shares at $87.50 per share, with a maximum offering of up to $50 million. Subject to the Corporation’s “foreign private issuer protection limitation”, which limited the aggregate number of authorized shares that could be held by residents of United States to forty percent (40%), each proportionate voting share was fully convertible into subordinate voting shares at a conversion ratio of one proportionate voting share to fifty (50) subordinate voting shares. Thus, one proportionate voting share, valued at $87.50 per share, was convertible into fifty (50) subordinate voting share, valued at $1.75 per share.

As a Canadian company, the Corporation’s intent in offering proportionate voting shares was to preserve its status as a foreign private issuer, as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended. A foreign company will qualify as a foreign private issuer if 50% or less of its outstanding voting securities are held by U.S. residents; or if more than 50% of its outstanding voting securities are held by U.S. residents and none of the following three circumstances applies: the majority of its executive officers or directors are U.S. citizens or residents; more than 50% of the issuer’s assets are located in the United States; or the issuer’s business is administered principally in the United States.

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Dickinson Wright PLLC

September 14, 2020

After consideration of potential investor confusion regarding the value of the shares being offered, as well as a reevaluation of the Corporation’s current status as a foreign private issuer and its need to maintain such status, the Corporation has decided to revise its offering statement to reflect an offering of 28,571,428 subordinate voting shares at $1.75 per share.

As all calculations made in the Corporation’s offering circular were made on an “as-converted” basis, the Corporation feels that that an offering of subordinate voting shares would address any anticipated confusion regarding its share classes.

Written Consent of Auditor

In your comment letter, dated August 25, 2020, you noted that the Corporation was required to submit an updated written consent from MNP, LLP, the Corporation’s independent auditor, as the previously submitted written consent was outdated. In its response, filed on September 1, 2020, the Corporation indicated that it had concurrently filed an updated consent as requested. Although it was the Corporation’s intent to file the consent concurrently, this was inadvertently overlooked. The Corporation has now submitted the consent as requested, on September 14, 2020.

If you have any additional questions regarding our responses to your comments, please contact Frank Borger Gilligan at (615) 319-8005 or by email at fborgergilligan@dickinsonwright.com.

Sincerely, Frank Borger Gilligan Frank Borger Gilligan Dickinson Wright PLLC

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Nevada          Ohio          Tennessee          Texas          Toronto          Washington DC